SECURITIES AND EXCHANGE COMMISSION
          Washington,  D. C.   20549

          FORM 8-K

          CURRENT REPORT


          PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
          1934


          DATE OF REPORT -  FEBRUARY 18, 1994

          NIAGARA MOHAWK POWER CORPORATION
          --------------------------------
          (Exact name of registrant as specified in its charter)

          State of New York                       15-0265555
          -----------------                       ----------
          (State or other jurisdiction of         (I.R.S. Employer
          incorporation or organization)          Identification No.)

          Commission file Number 1-2987

          300 Erie Boulevard West                 Syracuse, New York  13202
          (Address of principal executive offices)          (zip code)

          (315)  474-1511
          Registrant's telephone number, including area code

          NIAGARA MOHAWK POWER CORPORATION
          --------------------------------




          ITEM 5.  OTHER EVENTS.

          Registrant hereby files the following items which will constitute a portion of its 1993 Annual Report to Stockholders:

                                                                      PAGE

          -   Highlights                                                3

          -   Market Price of Common Stock and Related Stockholder
                Matters                                                 4
          -   Selected Financial Data for the five years ended
                December 31, 1993                                       6
          -   Management's Discussion and Analysis of Financial
                Condition and Results of Operations                     7
          -   Report of Management                                     41
          -   Report of Independent Accountants                        43
          -   Consolidated Statements of Income and Retained
                Earnings for each year in the three-year
                period ended December 31, 1993                         44
          -   Consolidated Balance Sheets at December 31, 1993 and
                1992                                                   45
          -   Consolidated Statements of Cash Flows for each
                year in the three-year period ended December 31,
                1993                                                   47
          -   Notes to Consolidated Financial Statements               48
          -   Electric and Gas Statistics                              95



          ITEM 7. FINANCIAL STATEMENT, PROFORMA FINANCIAL INFORMATION AND EXHIBITS.

                  Exhibit 11 - Computation of Average Number of
                    Shares of Common Stock Outstanding                 98

                  Exhibit 12 - Statements Showing Computations
                    of Certain Financial Ratios                        99

                  Exhibit 24 - Accountant's Consent Letter            100

                  Exhibit 25 - Form T-1, Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, of Marine Midland Bank

          - Signature

                                                                      %
           HIGHLIGHTS           1993             1992              Change

           Total operating
            revenues            $ 3,933,431,000  $ 3,701,527,000     6.3

           Income available
            for common
            stockholders        $   239,974,000  $   219,920,000     9.1
           Earnings per common
            share                         $1.71            $1.61     6.2

           Dividends per
           common share                   $0.95            $0.76    25.0
           Common shares
           outstanding
           (average)                140,417,000      136,570,000     2.8

           Utility plant
           (gross)              $10,108,529,000  $ 9,642,262,000     4.8

           Construction work
           in progress              569,404,000  $   587,437,000    (3.1)
           Gross additions to
           utility plant        $   519,612,000  $   502,244,000     3.5

           Public kilowatt-
           hour sales            33,750,000,000   33,581,000,000     0.5
           Total kilowatt-hour
           sales                 37,724,000,000   36,611,000,000     3.0

           Electric customers
           at end of year             1,552,000        1,543,000     0.6

           Electric peak load
           (kilowatts)               6,191,000*        6,205,000    (0.2)
           Natural gas sales
           (dekatherms)              83,201,000       79,196,000     5.1

           Natural gas
           transported
            (dekatherms)             67,741,000       65,845,000     2.9
           Gas customers at
           end of year                  501,000          493,000     1.6

           Maximum day gas
           deliveries                  929,285*          905,872     2.6
            (dekatherms)
           *  The Company set an all-time electric peak load on January 19,

              1994, sending out 6,458,000 kilowatts. In addition, a new maximum day gas delivery of 995,801 dekatherms was set on January 26, 1994.

          NIAGARA MOHAWK POWER CORPORATION
          --------------------------------

          MARKET PRICE OF COMMON STOCK AND RELATED STOCKHOLDER MATTERS

               The  Company's common  stock  and certain  of its  preferred series are listed on the New York Stock Exchange. The common stock is also traded on the Boston, Cincinnati, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the American Stock Exchange. The ticker symbol is "NMK".
               Preferred  dividends  were  paid   on  March  31,  June  30,
          September 30 and December 31. Common stock dividends were paid on February 28, May 31, August 31 and November 30. The Company presently estimates that none of the 1993 common or preferred stock dividends will constitute a return of capital and therefore all of such dividends are subject to Federal tax as ordinary income.
               The table below shows quoted market prices and dividends per share for the Company's common stock:

                          Dividends         Price Range
                             Paid

           1993           Per Share      High      Low

           1st Quarter         $.20    $22 3/8  $18 7/8
           2nd Quarter          .25     24 1/4   21 5/8

           3rd Quarter          .25     25 1/4   23 3/4
           4th Quarter          .25     23 7/8   19 1/4



           1992
           1st Quarter         $.16    $19       $17 5/8

           2nd Quarter          .20     19 1/4    17 1/2
           3rd Quarter          .20     20 1/2    18 7/8

           4th Quarter          .20     19 7/8    18 3/8

               OTHER STOCKHOLDER MATTERS: The holders of Common Stock are entitled to one vote per share and may not cumulate their votes for the election of Directors. Whenever dividends on Preferred Stock are in default in an amount equivalent to four full quarterly dividends and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of such stock can elect a majority of the Board of Directors. Whenever dividends on any Preference Stock are in default in an amount equivalent to six full quarterly dividends and thereafter until all dividends thereon are paid or declared and set aside for payment, the holders of such 4 stock can elect two members to the Board of Directors. No dividends on Preferred Stock are now in arrears and no Preference Stock is now outstanding. Upon any dissolution, liquidation or winding up of the Company's business, the holders of Common Stock are entitled to receive a pro rata share of all of the Company's assets remaining and available for distribution after the full amounts to which holders of Preferred and Preference Stock are entitled have been satisfied.
               The indenture securing the Company's mortgage debt provides that surplus shall be reserved and held unavailable for the payment of dividends on Common Stock to the extent that expenditures for maintenance and repairs plus provisions for depreciation do not exceed 2.25% of depreciable property as defined therein. Such provisions have never resulted in a restriction of the Company's surplus.
               At year end, about 109,000 stockholders owned common shares of the Company and about 5,000 held preferred stock. The chart below summarizes common stockholder ownership by size of holding:


             SIZE OF
             HOLDING
            (SHARES)   TOTAL STOCKHOLDERS   TOTAL SHARES HELD

             1 to 99        43,269               1,401,921


           100 to 999       59,329              16,476,333

            1,000 or         6,742             124,548,803
              more     __________________  __________________

                            109,340            142,427,057
                       ==================  ==================

          SELECTED FINANCIAL DATA

          As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to Consolidated Financial Statements, certain of the following selected financial data may not be indicative of the Company's future financial condition or results of operations.


                                       1993        1992        1991         1990        1989

           OPERATIONS: (000's)

           Operating revenues       $ 3,933,431  $3,701,527  $3,382,518  $3,154,719  $2,906,043
           Net income                   271,831     256,432     243,369      82,878     150,783

           COMMON STOCK DATA:
           Book value per share at       $17.25      $16.33      $15.54      $14.37      $14.07
           year end

           Market price at year          20 1/4      19 1/8      17 7/8      13 1/8      14 3/8
           end

           Ratio of market price         117.4%      117.1%      115.0%       91.4%      102.2%
           to book value at year
           end
           Dividend yield at year          4.9%        4.2%        3.6%        0.0%        0.0%
           end

           Earnings per average          $ 1.71      $ 1.61      $ 1.49      $  .30      $  .78
           common share
           Rate of return on              10.2%       10.1%       10.0%        2.1%        5.6%
           common equity

           Dividends paid per            $  .95      $  .76      $  .32      $  .00      $  .60
           common share

           Dividend payout ratio          55.6%       47.2%       21.5%        0.0%       76.9%
           CAPITALIZATION:
           (000's)

           Common equity            $ 2,456,465  $2,240,441  $2,115,542  $1,955,118  $1,914,531






           Non-redeemable               290,000     290,000     290,000     290,000     290,000
           preferred stock

           Redeemable preferred         123,200     170,400     212,600     241,550     267,530
           stock
           Long-term debt             3,258,612   3,491,059   3,325,028   3,313,286   3,249,328

             Total                    6,128,277   6,191,900   5,943,170   5,799,954   5,721,389

           First mortgage bonds         190,000        -        100,000      40,000      50,000
           maturing within one
           year
             Total                  $ 6,318,277  $6,191,900  $6,043,170  $5,839,954  $5,771,389

           CAPITALIZATION RATIOS:  (including first mortgage bonds maturing within one year):

           Common stock equity            38.9%       36.2%       35.0%       33.5%       33.2%
           Preferred stock                 6.5         7.4         8.3         9.1         9.6

           Long-term debt                 54.6        56.4        56.7        57.4        57.2

           FINANCIAL RATIOS:
           Ratio of earnings to            2.31        2.24        2.09        1.41        1.71
           fixed charges

           Ratio of earnings to            2.26        2.17        2.03        1.35        1.66
           fixed charges without
           AFC
           Ratio of AFC to balance         6.7%        9.7%        9.3%       52.8%       18.3%
           available for common
           stock

           Ratio of earnings to
           fixed charges and               2.00        1.90        1.77        1.17        1.41
           preferred
           stock dividends

           Other ratios-% of
           operating revenues:






              Fuel, purchased             36.1%       34.1%       32.1%       36.9%       36.5%
           power and purchased gas


              Other operation             20.9        19.7        20.0        19.9        19.7
           expenses
              Maintenance,                13.0        13.5        14.4        14.4        14.4
           depreciation and
           amortization

              Total taxes                 16.2        17.3        16.4        14.4        15.3

              Operating income            13.3        14.2        15.5        14.3        14.2
              Balance available            6.1         5.9         6.0         1.3         3.6
           for common stock

           MISCELLANEOUS:  (000's)

           Gross additions to       $   519,612  $  502,244  $  522,474  $  431,579  $  413,492
           utility plant
           Total utility plant       10,108,529   9,642,262   9,180,212   8,702,741   8,324,112

           Accumulated                3,231,237   2,975,977   2,741,004   2,484,124   2,283,307
           depreciation and
           amortization
           Total assets               9,419,077   8,590,535   8,241,476   7,765,406   7,562,472

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          -----------------------------------------------------------
          AND RESULTS OF OPERATIONS
          -------------------------

          Overview of 1993
          ----------------

               Earnings improved to $240.0 million or $1.71 per share as compared to $219.9 million or $1.61 per share in 1992, principally as a result of rate increases to electric and gas customers. Although earnings improved, the Company's earned return on equity of 10.2% was below the allowed return on utility operations of 11.4%. Expectations for 1994 earnings indicate only a slight improvement without an increase in electric base rates and a modest increase in gas rates. Cost sharing mechanisms for industrial customer discounts and the potential for loss of industrial customers in 1994 will place earnings at additional risk.
               Even with modest earnings growth, the Company's relatively low payout ratio, as compared to the rest of the electric and gas utility industry, permitted an increase in the common stock dividend to an annual rate of $1.00 from $.80, or 25% in 1993.
               The Company is increasingly challenged to maintain its financial condition under traditional regulation and in the face of expanding competition. While utilities across the nation must address these concerns to varying degrees, the Company may be more vulnerable than others to competitive threats. The following sections present an assessment of competitive threats and steps being taken to improve the Company's strategic and financial position.
               Rating agencies, which evaluate the credit-worthiness of various securities, including the Company's, have expressed heightened concern about the future business prospects of the utility industry. Standard & Poors Corporation has included the Company in its "Below Average," or lowest rated group in its assessment of business position. A more extensive discussion of rating agency views is included under "Liquidity and Capital Resources."

          Changing Competitive Environment
          --------------------------------

               In 1993, the Company continued to address concerns relating to increasing competition in the utility industry. The enactment of the 1992 Federal Energy Policy Act (Act) has accelerated the trend toward competition and deregulation in the wholesale market (principally sales to others who will resell power to the retail market), by creating a class of generators, called Exempt Wholesale Generators (EWGs), which are able to sell power without the regulatory constraints placed on generators such as the Company. To further encourage wholesale competition, the Act opens access to utility transmission systems. The rules by which such access will be prioritized and priced have not been issued, and the potential impact on the Company, as owner and lessee of significant transmission assets, cannot be determined. Although the Act prohibits direct sales to a utility's retail customer, New York State retains the right to allow retail competition. In view of these developments, the Company undertook a Comprehensive
          Industry Restructuring and Competitive Assessment for the year 2000 (CIRCA 2000) to evaluate the means by which retail competition may develop and the Company's ability to respond to the associated threats and opportunities. While the future of wholesale and retail markets is uncertain, the Company determined through its CIRCA 2000 study that it must (a) reduce its total cost of doing business and (b) improve its responsiveness to changing business conditions.
               Under the terms of its 1994 Rate Agreement, the Company is required to file a "competitiveness" study with the New York State Public Service Commission (PSC) by April 1, 1994.

          Cost Control
          ------------

               Cost  control  extends  beyond  those   areas  traditionally
          thought to be under utility control, to all aspects of utility pricing, including unregulated generator purchases, tax burdens and mandated social and environmental programs. As a step towards improving its competitive position, in early 1993 the Company announced its intent to reduce its workforce by at least 1,400 positions by the end of 1995. While considerable progress was made toward this goal in 1993, rapidly changing competitive pressures made it clear that deeper cuts will be necessary. Consequently, in January 1994, the Company decided that further and faster workforce reductions would be necessary and announced a layoff over the next several months of approximately 900 employees, increasing the total reduction to approximately 1,500. Further reductions may be necessary.

          Price Responsiveness
          --------------------

               As described in more detail below under "1995 Five-Year Rate Plan Filing," the Company filed a five-year rate plan which would establish prices for 1995 and a method by which prices would be set for 1996 through 1999. The plan would cap the average annual rate at approximately the annual rate of inflation, but would also allow greater flexibility for Company pricing decisions within each rate class (e.g., residential, commercial and industrial) subject to the overall cap. The Company could, at its discretion, offer discounts to customers that might be able to leave the Company's system, but would in turn be limited to how much, if any, of the discounts could be recouped from other classes. While the focus of pricing innovation has principally been to retain industrial customers, the Company is also evaluating innovative pricing alternatives for residential and commercial customers.

               The flexibility and responsiveness of the plan to changing business conditions is designed to better position the Company to meet the challenges of increasing competition to protect shareholder value. However, the Company must be disciplined in its spending based upon its projections of price increases, if any, sales and potential discounts during the five-year period.
               The financial success of the Company under its price indexing rate proposal is dependent on the ability of the Company to control all of its costs. Because price indexing begins with base prices set for 1995, inclusive of such things as fuel, purchased power and taxes, the establishment of an appropriate base is critical to the financial results of the Company during the five-year period.
               An ongoing generic investigation is being conducted by the PSC into the issue of how to design rates for customers with competitive electric and gas service alternatives. The Company is developing proposals to further permit the necessary rate flexibility to respond to competitive conditions in the industry.

          UNREGULATED GENERATORS

               In  recent  years,  a leading  factor  in  the increases  in customer bills and deterioration of the Company's competitiveness is the requirement to purchase power from unregulated generators at prices in excess of the Company's internal cost of production and in volumes greater than the Company's needs. The Public Utility Regulatory Policies Act of 1978 (PURPA), New York State Law and PSC policies and procedures have collectively required that the Company purchase this power from qualified unregulated generators. The price used in negotiating purchased power contracts with unregulated generators (Long Run Avoided Costs or LRACs) is established periodically by the PSC. Until repeal in 1992, the statute which governed many of these contracts had established the floor on avoided costs at $0.06/kwh (the Six-Cent
          Law). The Six-Cent Law, in combination with other factors, attracted large numbers of unregulated generators projects to New York State and, in particular, to the Company's service territory.
               As of December 31, 1993, 147 of these unregulated generators with a combined capacity of 2,253 MW were on line and selling power to the Company. The following table illustrates the actual and estimated growth in capacity, payments and relative magnitude of unregulated generator purchases compared to Company requirements:

                                        ACTUAL
                               _____________________________

                                 1991       1992       1993
                                 ----       ----       ----
           MW's                 1,027      1,549      2,253

           Percent of Total
            Capability            13%        19%        25%

           Payments            $  268     $  543     $  736
           (millions)
           Percent of Total
           Fuel and Purchased
           Power Costs            32%        56%        67%

                                                  ESTIMATED

                             _________________________________________
                               1994    1995     1996     1997    1998
                               ----    ----     ----     ----    ----

           MW's               2,354   2,391    2,391    2,391   2,391

           Percent of Total
            Capability          27%     27%      27%      28%     28%
           Payments           $ 932  $1,057   $1,111   $1,174  $1,220
           (millions)

           Percent of Total
           Fuel and
           Purchased            70%     76%      77%   77%        77%
           Power Costs

               Most of the additional  capacity will be grandfathered under the Six-Cent Law. Without any other actions, the Company's installed capacity reserve margin was projected to grow to 40%- 50% before declining in the late 1990's, as compared to the minimum mandated requirement of 18%. While the Company favors the availability of unregulated generators in satisfying its generating needs, the Company believes it is paying a premium to unregulated generators for energy it does not currently need. The Company has initiated a series of actions to address this situation but expects in large part that the higher costs will continue.
               On  August 18, 1992, the  Company filed a  petition with the
          PSC which calls for the implementation of "curtailment procedures." Under existing Federal Energy Regulatory Commission
          (FERC) and PSC policy, this petition would allow the Company to limit its purchases from unregulated generators when demand is low. While the Administrative Law Judge has submitted recommendations to the PSC, the Company cannot now predict the outcome of this case. Also, the Company has commenced settlement discussions with certain unregulated generators regarding curtailments.
               On  October 23, 1992, the Company also petitioned the PSC to order unregulated generators to post letters of credit or other firm security to protect ratepayers' interests in advance payments made in prior years to these generators. The PSC dismissed the original petition without prejudice, which the Company believes would permit reinstatement of its request at a later date. The Company is conducting discussions with unregulated generators representing over 1,600 MW of capacity, addressing the issues contained in its petitions.
               On  February 4, 1994 the Company notified the owners of nine projects with contracts that provide for advance payments of the Company's demand for adequate assurance that the owners will perform all of their future repayment obligations, including the obligation to deliver electricity in the future at prices below the Company's avoided cost and to repay any advance payment which remains outstanding at the end of the contract. The projects at issue total 426 MW. The Company's demand is based on its assessment of the amount of advance payments to be accumulated under the terms of the contracts, future avoided costs and future operating costs of the projects. The Company cannot predict the outcome of this notification.
               The Company and certain of  its officers and employees  have been named in complaints resulting from the alleged termination, among other matters, of purchase power contracts with Inter-Power of New York, Inc. and Fourth Branch Associates Mechanicville. The Company believes it has substantial defenses to both complaints but is unable to predict the outcome of these matters and, accordingly, has not established a provision for liability, if any, in the Company's financial statements.

          ASSET MANAGEMENT STUDIES - FOSSIL

               The Company continually  examines its competitive  situation and future strategic direction. Among other things, it has studied the economics of continued operation of its fossil-fueled generating plants, given current forecasts of excess capacity. Growth in unregulated generator supply sources and compliance requirements of the Clean Air Act are key considerations in evaluating the Company's internal generation needs. While the Company's coal-burning plants continue to be cost advantageous, certain older units and certain gas/oil-burning units are being carefully assessed to evaluate their economic value and estimated remaining useful lives. Due to projected excess capacity, the Company plans to retire or put certain units in long-term cold standby. A total of 340 MW's of aging coal fired capacity is to be retired by the end of 1999 and 850 MW's of oil fired capacity is to be placed in long-term cold standby in 1994. The Company is also continuing to evaluate under what circumstances the standby plants would be returned to service, but barring unforseen circumstances it is not likely that a return would occur before the end of 1999. This action will permit the reduction of operating costs and capital expenditures for retired and standby plants. The Company believes that the remaining investment in these plants of approximately $300 million at December 31, 1993, will be fully recoverable in rates.

          ASSET MANAGEMENT STUDIES - NINE MILE POINT NUCLEAR STATION
          UNIT NO.1

               Under  the terms  of  an earlier  regulatory agreement,  the
          Company agreed to prepare and update studies of the advantages and disadvantages of continued operation of Nine Mile Point Nuclear Station Unit No. 1 (Unit 1). In the November 1992 study, the continued operation of the unit under an "improved performance case" was expected to provide a net present value benefit in excess of $100 million. The unit operated within the parameters of the improved performance case in 1993 and the
          Company believes that continued operation of the Unit is warranted. The Company's net investment in Unit 1 is approximately $580 million and the estimated cost to decommission the Unit based on the Company's 1989 study is $257 million in 1993 dollars. The next update is due to be submitted to the PSC in late 1994. See NOTE 7 of Notes to Consolidated Financial Statements under "Unit 1 Economic Study").

          GAS COMPETITION

               Portions of the natural gas industry have undergone significant structural changes. A major milestone in this process occurred in November 1993 with the implementation of FERC

          Order 636. FERC Order 636 requires interstate pipelines to unbundle pipeline sales services from pipeline transportation service. These changes enable the Company to arrange for its gas supply directly with producers, gas marketers or pipelines, at its discretion, as well as to arrange for transportation and gas storage services. The flexibility provided to the Company by these changes should enable it to protect its existing market and still expand its core and non-core market offerings. With these expanded opportunities come increased competition from gas marketers and other utilities.
               In short, the electric and gas utility industry is undergoing changes and faces an uncertain future, therefore, those utilities that succeed must be prepared to respond quickly to change. Hence, the Company must be successful in, among other things, managing the economic operation of its nuclear units and addressing growing electric competition, expanded gas supply competition, and various cost impacts, which include excess high-cost unregulated generator power and increasing taxes. In addition, the Company must implement the requirements of the Clean Air Act Amendments of 1990 and also remediate hazardous waste sites. While the Company believes that full recovery of its investment will be provided through the rate setting process with respect to all of the issues described herein, a review of political and regulatory actions during the past 15 years with respect to industry issues indicates that utility shareholders may ultimately bear some of the burden of solving these problems.

          REGULATORY AGREEMENTS

               The Company's results during the past several years have been strongly influenced by several agreements with the PSC. A brief discussion of the key terms of certain of these agreements is provided below.

          1991 FINANCIAL RECOVERY AGREEMENT

               The 1991 Financial Recovery Agreement (1991 Agreement) established a $190.0 million electric rate increase effective January 1, 1991 and also provided for electric rate increases of 2.9% ($75.4 million) effective July 1, 1991 and 1.9% ($55.7 million) effective July 1, 1992. Gas rates increased 1.0% ($5.5 million) on July 1, 1992. The 1991 Agreement also implemented the Niagara Mohawk Electric Revenue Adjustment Mechanism (NERAM) and the Measured Equity Return Incentive Term (MERIT), which are discussed in more detail below.
               The NERAM requires the Company to reconcile actual results to forecast electric public sales gross margin used in establishing rates. The NERAM produces certainty in the amount of electric gross margin the Company will receive in a given period to fund its operations. While reducing risk during periods of economic uncertainty and mitigating the variable effects of weather, the NERAM does not allow the Company to benefit from unforeseen growth in sales. Recovery or refund of accruals pursuant to the NERAM is accomplished by a surcharge (either plus or minus) to customers over a twelve month period, to begin when cumulative amounts reach certain levels specified in the 1991 Agreement. As of December 31, 1993, the Company had a recoverable NERAM balance (amounts subject to reconciliation) of $21.4 million.
               The Company has proposed discontinuation of NERAM beginning in 1995 in exchange for greater pricing flexibility as discussed further below under the "1995 Five-Year Rate Plan Filing."

               The MERIT program is the incentive mechanism which originally allowed the Company to earn up to $180 million of additional return on equity through May 31, 1994. The program was later amended to extend the performance period through 1995 and add $10 million to the total available award.
               The PSC granted the full $30 million of MERIT award the Company claimed for the period January 1991 through May 1991, which was reflected in earnings in the third quarter of 1991 ($.14 per common share). The second MERIT period, June 1991 through December 1991, had a maximum award of $30 million. Of this amount, the PSC granted $22.8 million, or approximately $.11 per share, which the Company included in June 1992 earnings.
               Measurement criteria for the $25 million of MERIT for 1992 focused on implementation of self-assessment recommendations, including measurements of responsiveness to customers, nuclear performance, cost management and environmental performance. The Company claimed, and the PSC approved in 1993, a MERIT award of approximately $14.3 million of which $4 million was included in 1992 earnings. The shortfall from the full award available reflected the increasing difficulty of achieving the targets established in customer service and cost management, as well as lower than anticipated nuclear operating performance.
               Overall goal targets and criteria for the 1993-1995 MERIT periods are results-oriented and are intended to measure change in key overall performance areas. The targets emphasize three main areas: (1) responsiveness to customer needs, (2) efficiency through cost management, improved operations and employee empowerment, and (3) aggressive, responsible leadership in addressing environmental issues.
               A report supporting the achievement of MERIT goals for 1993 is anticipated to be submitted in February 1994 to the parties to the 1991 Agreement. The Company anticipates claiming an award of approximately $20 million, which would be expected to be billed to customers over a twelve-month period, after PSC confirmation of the earned award. The Company recorded $10 million of this award in 1993 based on management's assessment of the achievement of objectively measured criteria. The shortfall from the full award reflects the increasing difficulty of achieving the targets established in customer service and cost benchmarking with other utilities.


          1993 RATE AGREEMENT

               On January 27, 1993, the PSC approved a 1993 Rate Agreement authorizing a 3.1% increase in the Company's electric and gas rates providing for additional annual revenues of $108.5 million (electric $98.4 million or 3.4%; gas $10.1 million or 1.8%). Retroactive application of the new rates to January 1, 1993 was authorized by the PSC.
               The increase reflected an allowed return on equity of 11.4%, as compared to 12.3% authorized for 1992. The agreement also included extension of the NERAM through December 1993 and provisions to defer expenses related to mitigation of unregulated generator costs, (aggregating $50.7 million at December 31, 1993) including contract buyout costs and certain other items.

               The Company and the local unions of the International Brotherhood of Electrical Workers, agreed on a two-year nine-month labor contract effective June 1, 1993. The new labor contract includes general wage increases of 4% on each June 1st through 1995 and changes to employee benefit plans including certain contributions by employees. Agreement was also reached concerning several work practices which should result in improved productivity and enhanced customer service. The PSC approved a filing resulting from the union settlement and authorized $8.1 million in additional revenues ($6.8 million electric and $1.3 million gas) for 1993.

          1994 RATE AGREEMENT

               On February 2,  1994, the  PSC approved an  increase in  gas rates of $10.4 million or 1.7%. The gas rates became effective as of January 1, 1994 and include for the first time a weather normalization clause.
               The PSC  also  approved the  Company's  electric  supplement agreement with the PSC Staff and other parties to extend certain cost recovery mechanisms in the 1993 Rate Agreement without increasing electric base rates for calendar year 1994. The goal of the supplement is to keep total electric bill impacts for 1994 at or below the rate of inflation. Modifications were made to the NERAM and MERIT provisions which determine how these amounts are to be distributed to various customer classes and also provide for the Company to absorb 20% of margin variances (within certain limits) originating from SC-10 rate discounts (as described below) and certain other discount programs for industrial customers as well as 20% of the gross margin variance from NERAM targets for industrial customers not subject to discounts. The Company estimates its total exposure on such variances for 1994 to be approximately $10 million, depending on the amount of discounts given. The supplement also allows the Company to begin recovery over three years of approximately $15 million of unregulated generator buyout costs, subject to final PSC determination with respect to the reasonableness of such costs.
               The  Company  is  experiencing  a loss  of  industrial  load through bypass across its system. Several substantial industrial customers, constituting approximately 85 MW of demand, have chosen to purchase generation from other sources, either from newly constructed facilities or under circumstances where they directly use the power they had been generating and selling to the Company under power purchase contracts mandated by PURPA and New York laws and PSC programs.
               As a  first  step in  addressing  the threat  of a  loss  of industrial load, the PSC approved a new rate (referred to  as SC-
          10) under which the Company is allowed to negotiate individual contracts with some of its largest industrial and commercial customers to provide them with electricity at lower prices. Under the new rate, customers must demonstrate that leaving the Company's system is an economically viable alternative. The Company estimates that as many as 75 of its 235 largest customers may be inclined to bypass the utility's system by making electricity on their own unless they receive price discounts, which would cost about $26 million per year, while losing those 75 customers would reduce net revenues by an estimated $100 million per year. As of January 1994, the Company has offered annual SC-10 discounts to customers totaling $6.6 million, of which $2.7 million have been accepted.
               On  July  28,  1993,  the Company  petitioned  the  PSC  for permission to offer competitively priced natural gas to customers who presently purchase gas from non-utility sources. The new rate is designed to regain a share of the industrial and commercial sales volume the Company lost in the 1980's when large customers were allowed to buy gas from non-utility sources. The Company will delay any implementation of this rate until the issues are further addressed in a comprehensive generic investigation, currently being conducted by the PSC, into the issue of how to design rates for customers with competitive electric and gas service alternatives.

          1995 FIVE-YEAR RATE PLAN FILING
          -------------------------------
               On February 4,  1994, the Company  made a combined  electric and gas rate filing for rates to be effective January 1, 1995 seeking a $133.7 million (4.3%) increase in electric revenues and a $24.8 million (4.1%) increase in gas revenues. The electric filing includes a proposal to institute a methodology to establish rates beginning in 1996 and running through 1999. The proposal would provide for rate indexing to a quarterly forecast of the consumer price index as adjusted for a productivity factor. The methodology sets a price cap, but the Company may elect not to raise its rates up to the cap. Such a decision would be based on the Company's assessment of the market. NERAM and certain expense deferrals would be eliminated, while the fuel adjustment clause would be modified to cap the Company's exposure to fuel and purchased power cost variances from forecast at $20 million annually. However, certain items which are not within the Company's control would be outside of the indexing; such items would include legislative, accounting, regulatory and tax law changes as well as environmental and nuclear decommissioning costs. These items and the existing balances of certain other deferral items such as MERIT and demand-side management (DSM), would be recovered or returned using a temporary rate surcharge. The proposal would also establish a minimum return on equity which, if not achieved, would permit the Company to refile and reset base rates subject to indexing or to seek some other form of rate relief. Conversely, in the event earnings exceed an established maximum allowed return on equity, such excess earnings would be used to accelerate recovery of regulatory or other assets. The proposal would provide the Company with greater flexibility to adjust prices within customer classes to meet competitive pressures from alternative electric suppliers while increasing the risk that the Company will earn less than its allowed rate of return. Gas rate adjustments beyond 1995 would follow traditional regulatory methodology.

          RESULTS OF OPERATIONS
          ---------------------

               Earnings for  1993 were  $240.0 million  or $1.71  per share compared with $219.9 million or $1.61 per share in 1992 and $203.0 million or $1.49 per share in 1991. The primary factor contributing to the increase in earnings in 1993 as compared to 1992 was the impact of electric and gas rate increases effective January 1, 1993 and July 1, 1992. The 1992 increase over 1991 was due primarily to the rate increases for gas and electric customers effective July 1, 1992 and July 1, 1991, and cost management of operating expenses relative to amounts provided in rates, offset by oil and gas writeoffs.
               In  1993, the  Company's  return on  common equity  improved slightly  to 10.2%  from 10.1% in  1992 and  10.0% in  1991.  The
          Company's return on common equity for utility operations authorized in the rate setting process was 11.4% for the year ended December 31, 1993. Factors contributing to the earnings deficiency in 1993 included lower than anticipated results from the Company's subsidiaries, certain operating expenses which were not included in rates and exclusion of Nine Mile Point Nuclear Station Unit No. 2 (Unit 2) tax assets from the Company's rate base (upon which the Company would otherwise earn a return) as a consequence of prior year write-off of disallowed Unit 2 costs. The earnings deficiency experienced in 1992 resulted from similar causes, as well as from write-downs of Canadian oil and gas investments.
               Non-cash earnings  in 1993 were  only about  3% of  earnings available to common stockholders as compared to 16% in 1992. The Company estimates non-cash earnings will represent approximately 9% of total earnings in 1994.
               The Company anticipates a  return on equity of about  10% in
          1994. The ability to achieve or exceed this level of earnings is dependent upon a number of key factors, including the ongoing control of expenses, earning MERIT and DSM incentives and realization of an anticipated growth in gas sales.
               The  following  discussion  and  analysis  highlights  items having a significant effect on operations during the three-year period ended December 31, 1993. It may not be indicative of future operations or earnings. It also should be read in conjunction with the Notes to Consolidated Financial Statements and other financial and statistical information appearing elsewhere in this report.
               ELECTRIC REVENUES increased $663.2 million or 24.8% over the three-year period. This increase results primarily from rate increases, NERAM revenues and other factors as indicated in the table below. Approximately one-half of the increase in base rates in 1991 through 1993 is the result of an increase in the base cost of fuel, which would typically result in a similar decrease in fuel and purchased power cost revenues, thus having a revenue neutral impact. However, purchased power costs have increased significantly during this period, offsetting much of the otherwise expected decrease in Fuel Adjustment Clause (FAC) revenues. See "Regulatory Agreements" above for a discussion of the rate increases and provisions of the regulatory agreements in effect during this period.

                                     Increase (decrease) from prior year
                                           (In millions of dollars)

           Electric revenues          1993    1992     1991      Total


           Increase in base rates   $193.1   $250.6   $181.3    $ 625.0
           Fuel and purchased        (42.6)    (6.4)   (83.0)    (132.0)
           power cost revenues

           Sales to ultimate          11.0     39.7      2.6       53.3
           consumers

           Sales to other electric    11.7    (12.8)    36.2       35.1
           systems
           DSM revenue               (30.3)   (24.3)    17.2      (37.4)

           Miscellaneous operating    23.9    (11.3)    17.6       30.2
           revenues

           NERAM revenues             24.0      7.8     38.8       70.6
           MERIT revenues             (6.0)    (2.9)    27.3       18.4
                                    _______  ______   ______   ________

                                    $184.8   $240.4   $238.0    $ 663.2
                                    =======  =======  =======  =========

               While sales to ultimate customers in 1993 were up slightly from 1992, this level of sales was substantially below the forecast used in establishing rates for the year. As a result, the Company accrued NERAM revenues of $65.7 million ($.31 per share) during 1993 as compared to $41.7 million ($.20 per share) of NERAM revenues in 1992.
               Changes in fuel and purchased power cost revenues are generally margin-neutral, while sales to other utilities, because of regulatory sharing mechanisms, generally result in low margin contribution to the Company. Thus, fluctuations in these revenue components do not generally have a significant impact on net operating income. Electric revenues reflect the billing of a separate factor for DSM programs which provide for the recovery of program related rebate costs and a Company incentive based on 10% of total net resource savings.
               Electric kilowatt-hour sales were 37.7 billion in 1993, an increase of 3.0% from 1992 and an increase of 2.7% over 1991. The 1993 increase reflects increased sales to other electric systems, while sales to ultimate consumers were generally flat. (See Electric and Gas Statistics - Electric Sales). The Company expects growth of approximately 1.2% in sales to ultimate consumers  in 1994.  The  effects of the  recession that began in
          1990 are expected to continue to put downward pressure on industrial sales, which may be offset by growth in commercial and residential sales. The electric margin effect of actual sales in 1994 will be adjusted by the NERAM except for the large industrial customer class within which the Company will absorb
          20% of the variance from the NERAM sales forecast. Industrial-Special sales are New York State Power Authority allocations of low-cost power to specified customers.

          Details of the changes in electric revenues and kilowatt-hour sales by customer group are highlighted in the table below:


                                     1993            % Increase (decrease) from prior years

                                     % of

                                   Electric         1993              1992              1991
           Class of service        Revenues  Revenues    Sales  Revenues  Sales  Revenues    Sales

           Residential               35.2%      6.9%      0.8%     11.3%   0.7%     7.4%      0.1%
           Commercial                37.3       7.0       3.9      11.1   (0.5)     6.7       0.5

           Industrial                16.6      (6.0)     (5.2)     13.0   (1.3)     2.4      (2.6)

           Industrial-Special         1.3       9.1        .8      11.8    1.9      4.8      (7.6)
           Municipal service          1.5        .6      (3.1)      5.8   (0.4)     6.1       0.9

           Total to ultimate         91.9       4.3       0.5      11.4    0.0      6.1      (1.3)
           consumers

           Other electric systems     3.1      12.6      31.2     (12.1)  (3.5)    51.9     107.9
           Miscellaneous              5.0      40.6        -      (29.0)     -     44.2        -

               Total                100.0%      5.9%      3.0%      8.3%           8.9%       3.4%
                                                                         (0.3)%

               As indicated in the table below, internal generation from fossil fuel sources continued to decline in 1993, principally at the Oswego oil-fired facility and Albany gas-fired station, corresponding to the increase in required unregulated generator purchases. Nuclear generation levels increased due to fewer unscheduled outages. Despite scheduled refueling and maintenance outages for both units during 1993, Unit 1 operated at a capacity factor of approximately 81% for 1993, while Unit 2 operated at approximately 78%. The next nuclear refueling outages at each unit are scheduled for 1995.


                                           1993                    1992             1991
                                      _______________       ______________   ________________
           FUEL FOR ELECTRIC GENERATION:
                (in millions of dollars)

                                      GwHrs.      Cost      GwHrs.    Cost   GwHrs.       Cost
                                      ------     -----      ------    ----   -----        ----

           Coal                        7,088   $  113.0      8,340   $128.8   8,715      $139.6
           Oil                         2,177       74.2      3,372    106.6   5,917       187.6

           Natural gas                   548       12.5      1,769     44.6   1,980        54.6
           Nuclear                     7,303       43.3      5,031     28.9   6,561        45.2

           Hydro                       3,530       -         3,818      -     3,468         -
                                      ______    _______     ______   ______  ______      ______

                                      20,646      243.0     22,330    308.9  26,641       427.0
                                      ______    _______     ______   ______  ______      ______


           ELECTRICITY PURCHASED:
           Unregulated generators     11,720      735.7      8,632    543.0   4,303       268.1

           Other                       9,046      118.1      8,917    115.7   9,067       125.6
                                      ______   ________     ______   ______  ______      _______

                                      20,766      853.8     17,549    658.7  13,370       393.7

           Fuel adjustment clause       -          (2.2)      -         6.0     -          17.2






           Losses/Company use          3,688       -         3,268      -     3,273         -
                                      ______   ________     ______   ______  ______      ______

                                      37,724    1,094.6     36,611   $973.6  36,738      $837.9
                                      ======   ========     ======   ======  ======     =======


                                                % Change from prior year
                                            _________________________________

                                             1993 to 1992          1992 to 1991
                                          _________________        _____________
           FUEL FOR ELECTRIC GENERATION:
                (in millions of dollars)

                                          GwHrs.         Cost      GwHrs.     Cost
                                          -----          ----      -----      ----

           Coal                           (15.0)%        (12.3)%    (4.3)%    (7.7)%
           Oil                            (35.4)         (30.4)    (43.0)    (43.2)

           Natural gas                    (69.0)         (72.0)    (10.7)    (18.4)
           Nuclear                         45.2           49.8     (23.3)    (36.2)

           Hydro                           (7.5)           -        10.1       -
                                          _____         ______     ______    _____

                                           (7.5)         (21.3)    (16.2)    (27.7)
                                          ______        _______    ______    ______


           ELECTRICITY PURCHASED:
           Unregulated generators          35.8           35.5     100.6     102.5

           Other                            1.5            2.1      (1.7)     (7.9)
                                          _____         ______     ______    ______

                                           18.3           29.6      31.3      67.3
           Fuel adjustment clause            -          (136.7)       -      (65.1)






           Losses/Company use              12.9            -        (0.2)       -
                                          _____         ______     ______    _____

                                            3.0 %         12.4 %    (0.3)%    16.2%
                                          ======        =======    =======   ======

               GAS REVENUES increased $115.5 million or 23.8% over the three-year period. As shown by the table below, this increase is primarily attributable to increased sales to ultimate customers, increased base rates and increased spot market sales. While spot market sales activity produced much of the revenue growth in 1993, these sales are generally from the higher priced gas available and therefore yield margins substantially lower than traditional sales to ultimate customers. Deregulation in the gas production and pipeline sectors has enabled the Company to expand into this activity. Rates for transported gas also yield lower margins than gas sold directly by the Company, therefore changes in gas revenues from transportation services have not had a significant impact on earnings. Also, changes in purchased gas adjustment clause revenues are generally margin-neutral.

                                     Increase (decrease) from
                                            prior year
                                     (In millions of dollars)

           Gas revenues              1993       1992     1991        Total

           Increase in base         $  7.3     $  4.7    $ 22.6     $ 34.6
           rates
           Transportation of
           customer-owned gas         (9.7)       6.3      14.4       11.0

           Purchased gas
           adjustment clause
           revenues                   12.2       12.4     (25.7)     (1.1)
           Spot market sales          27.2        2.6        -        29.8

           MERIT revenues             (0.4)     (0.3)       2.7        2.0

           Miscellaneous
           operating revenues         (4.6)      -          3.5      (1.1)
           Sales to ultimate
           consumers and other
           sales                      15.1       52.9     (27.7)      40.3
                                    ------     ------    -------    ------

                                    $ 47.1     $ 78.6    $(10.2)    $115.5
                                    ======     ======    ======     ======

               GAS SALES, excluding transportation of customer-owned gas and spot market sales, were 83.2 million dekatherms in 1993, a 5.1% increase from 1992 and a 16.0% increase from 1991. (See Electric and Gas Statistics - Gas Sales.) The increase in 1993 includes a 1.8% increase in residential sales, a 6.5% increase in commercial sales, which were strongly influenced by weather, and a 143.6% increase in industrial sales. The Gas SBU has added 19,000 new customers since 1991, primarily in the residential class, an increase of 3.9%, and expects a continued increase in new customers in 1994. During 1993, there also was a shift from the transportation sales class to the industrial sales class resulting from the implementation of a stand-by industrial rate. The increase for 1992 included a 12.0% increase in sales in the residential class and a 10.2% increase in sales in the commercial class, reflecting milder weather factors, offset by a 2.2% decrease in sales in the industrial class reflecting the recession and fuel switching.
               In 1993, the Company transported 67.8 million dekatherms (a slight increase from 1992) for customers purchasing gas directly from producers but expects a substantial increase in such transportation volumes in 1994 leading to a forecast increase in total gas deliveries in 1994 of 13.2% above 1993 weather-adjusted deliveries. Public sales are expected to decrease almost 1.0%.

          Factors affecting these forecasts include the economy, the relative price differences between oil and gas in combination with the relative availability of each fuel, the expanded number of cogeneration projects served by the Company and increased marketing efforts. As authorized by the PSC, the Company accrued $20.9 million of unbilled gas revenues as of December 31, 1993, which have been deferred and are expected to be used to reduce future gas revenue requirements. Changes in gas revenues and dekatherm sales by customer group are detailed in the table below:


                               1993           % Increase (decrease) from prior years

                               % of

                               Gas           1993               1992              1991
           Class of service  Revenues  Revenues Sales     Revenues  Sales   Revenues  Sales

           Residential        61.6%        4.6%     1.8%    17.0%    12.0%    (1.4)%  (3.6)%
           Commercial         24.1         9.2      6.5     16.6     10.2    (11.5)  (11.4)

           Industrial          3.1        84.8    143.6     18.6     (2.2)   (56.4)  (56.0)

           Total to           88.8         7.4      6.4     16.9     11.1     (6.6)   (8.7)
           ultimate
           consumers
           Other gas            .2       (77.5)   (80.3)   (32.0)   (21.7)   (11.9)  (11.8)
           systems

           Transportation
           of customer-        5.8       (18.5)     2.9     17.2     30.0     65.0    47.9
           owned gas

           Spot market         5.0     1,056.1  1,053.8       -        -        -       -
           sales
           Miscellaneous       0.2       (79.4)    -         0.4       -     574.1      -

               Total         100.0%        8.5%    12.3%    16.5%    19.5%    (2.1)%   8.4%


               The  cost of gas purchased increased 13.6% in 1993 and 16.1%
          in 1992 after having decreased 13.4% in 1991. The cost fluctuations generally correspond to sales volume changes, particularly in 1993, as spot market sales activity increased. The Company sold 13.2 million dekatherms on the spot market in 1993 as compared to 1.1 million in 1992. This activity accounted for two-thirds of the 1993 purchased gas expense increase. The purchase gas cost increase associated with purchases for ultimate consumers in 1993 resulted from a 8.7% increase in dekatherms purchased combined with a 2.1% increase in rates charged by suppliers offset by a $17.8 million decrease in purchased gas costs and certain other items recognized and recovered through the purchased gas adjustment clause. The increase associated with purchases for ultimate consumers for 1992 was the result of a 10.0% increase in dekatherms purchased, a 2.7% increase in rates charged by the Company's suppliers, combined with an increase of $5.2 million in purchased gas costs and certain other items recognized and recovered through the purchased gas adjustment clause. The Company's net cost per dekatherm purchased for sales to ultimate consumers decreased to $3.34 in 1993 from $3.47 in 1992 which was higher than the net cost of $3.31 in 1991.
               Through the electric  and purchased gas  adjustment clauses, costs of fuel, purchased power and gas purchased, above or below the levels allowed in approved rate schedules, are billed or credited to customers. The Company's electric fuel adjustment clause provides for partial pass-through of fuel and purchased power cost fluctuations from those forecast in rate proceedings, with the Company absorbing a specific portion of increases or retaining a portion of decreases to a maximum of $15 million per rate year. The amounts absorbed in 1991 through 1993 are not material.
               OTHER  OPERATION expense, including  wage increases  in each year, increased $73.2 million or 9.8% in 1993 as compared to increases of 5.9% in 1992 and 7.8% in 1991. The 1993 increase is otherwise due to an increase in DSM program expenses, nuclear expenses related to increased production at Unit 1 and Unit 2 and refueling outages, amortization of regulatory assets deferred in prior years, increased recognition of other postretirement benefit costs and inflation. The 1992 increase was also due to increased computer software expenses and higher medical benefits paid. The 1991 increase was also due to increases in bad debt expense, environmental site investigation and remediation costs, DSM program expenses and research and development costs. Bad debts have increased during the recession and increased collection efforts and innovative collection management also contributed to the increased writeoffs.
               MAINTENANCE EXPENSE  increased 4.5% in 1993  principally due to nuclear expenses incurred during the refueling outages at Unit 1 and Unit 2 offset by lower expenses on the fossil stations because of economically driven shutdowns at the Oswego and Albany plants as described above. Maintenance expense decreased slightly in 1992 as increased costs associated with outages at Unit 1 and refueling

          Unit 2 were offset by reduced transmission line maintenance expenses. Maintenance expense decreased 1.8% in 1991 due to lower Unit 2 maintenance partly offset by transmission line ice storm damage.
               DEPRECIATION  AND AMORTIZATION  expense  for  1993 and  1992 increased 0.9% and 5.9% over 1992 and 1991, respectively. The increase is attributable to normal plant growth.
               NET FEDERAL AND FOREIGN INCOME TAXES  for 1993 decreased due to the tax benefit derived from the Company's Canadian subsidiary upon the sale of its oil and gas investments. Net Federal and foreign income taxes for 1992 and 1991 increased because of increases in book taxable income. The increase in
          OTHER TAXES in the three-year period is due principally to higher property taxes resulting from property additions combined with increased payroll and revenue-based taxes.
               OTHER  ITEMS,  NET,  excluding  Federal  income   taxes  and
          allowance for funds used during construction (AFC), increased $23.4 million in 1993 and decreased $2.7 million in 1992. The 1993 increase was the effect of the recording in 1992 of a $45 million reserve against the carrying value of Canadian subsidiary oil and gas reserves, offset in part by the recognition of the Company's share of Unit 2 contractor litigation proceeds and increased earnings by the Company's independent power subsidiary. The 1991 decrease is primarily the result of a similar $22.7 million write-down of oil and gas reserves.
               Net  INTEREST CHARGES  decreased  $9.3 million  in 1993  and
          $10.9 million in 1992, primarily as the result of the refinancing of debt at lower interest rates. Dividends on preferred stock decreased $4.7 million, $3.9 million and $1.9 million in 1993, 1992 and 1991, respectively, because of reductions in amounts of stock outstanding. The weighted average long-term debt interest rate and preferred dividend rate paid, reflecting the actual cost of variable rate issues, changed to 7.97% and 6.70%, respectively, in 1993, from 8.29% and 7.04%, respectively, in 1992, and from 8.74% and 7.53%, respectively, in 1991.

          EFFECTS OF CHANGING PRICES

               The Company is especially sensitive to inflation because of the amount of capital it typically needs and because its prices are regulated using a rate base methodology that reflects the historical cost of utility plant.
               The Company's consolidated financial statements are based on historical events and transactions when the purchasing power of the dollar was substantially different from the present. The effects of inflation on most utilities, including the Company, are most significant in the areas of depreciation and utility plant. The Company could not replace its utility plant and equipment for the historical cost value at which they are recorded on the Company's books. In addition, the Company would not replace these assets with identical ones due to technological advances and regulatory changes that have occurred. In light of these considerations, the depreciation charges in operating expenses do not reflect the current cost of providing service. The Company, however, will seek additional revenue or reallocate resources to cover the costs of maintaining service as assets are replaced or retired.

          FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
          ___________________________________________________

          FINANCIAL POSITION

               The Company's capital structure at December 31, 1993 was 54.6% long-term debt, 6.5% preferred stock and 38.9% common equity, as compared to 56.4%, 7.4% and 36.2%, respectively, at December 31, 1992. Book value of the common stock was $17.25 per share at December 31, 1993 as compared to $16.33 per share at December 31, 1992. The improvement in the capital structure and book value is attributable primarily to reinvested earnings and sales of common stock, although preferred stock redemptions also contributed.
               The 1993 ratio of earnings to fixed charges was 2.31 as compared to an average ratio nationally of approximately 3.0 for electric and gas utilities. The ratios of earnings to fixed charges for 1992 and 1991 were 2.24 and 2.09, respectively.
               Firms which publish securities ratings have begun to impute certain items into the Company's interest coverage calculations and capital structure, the most significant of which is the inclusion of a "leverage" factor for unregulated generator contracts. These firms believe that the financial structure of the unregulated generators (which typically have very high debt-to-equity ratios) and the character of their power purchase agreements increase the financial risk of utilities. The Company's reported interest coverage and debt-to-equity ratios have recently been discounted by varying amounts for purposes of establishing credit ratings. Because of growing commitments for unregulated generator purchases, the imputation can have a material negative impact on the Company's financial indicators.


          CONSTRUCTION AND OTHER CAPITAL REQUIREMENTS
          -------------------------------------------

               The Company's total capital requirements consist  of amounts for the Company's construction program, working capital needs, maturing debt issues and sinking fund provisions on preferred stock, and have been affected by the Company's efforts in recent years to lower capital costs through refinancing. Annual expenditures for the years 1991 to 1993 for construction and nuclear fuel, including related AFC and overheads capitalized,
          were  $522.5   million,  $502.2  million   and  $519.6   million,
          respectively.
               The  1994 estimate  for  construction  additions,  including overheads capitalized, nuclear fuel and AFC, is approximately $510 million, of which approximately 90% is expected to be funded by cash provided from operations. Mandatory and optional debt and preferred stock retirements and other requirements are expected to add approximately another $545 million (expected to be refinanced from external sources) to the Company's capital requirements, for a total of $1,055 million. Current estimates of total capital requirements for the years 1995 to 1998 decrease considerably to $442, $474, $401 and $483 million, respectively, of which $363, $405, $351, and $413 million relates to expected construction additions. The reductions are linked to the completion of debt refinancings as well as the reduced construction spending. The estimate of construction additions included in capital requirements for the period 1995 to 1998 will be reviewed by management during 1994 with the objective of further reducing these amounts where possible.
               The  provisions  of the  Clean  Air Act  Amendments  of 1990
          (Clean Air Act) are expected to have an impact on the Company's fossil generation plants during the period through 2000 and beyond. The Company is studying options for compliance with Phase I of the Clean Air Act, which becomes effective January 1, 1995 and continues through 1999.
               With respect  to meeting  sulfur dioxide emission  limits in
          Phase I of the Clean Air Act, only Dunkirk units 3 and 4 are affected. Options under evaluation to comply with sulfur dioxide emission limits at these units include switching to a lower sulfur coal, reducing utilization of the units, and the purchase of emission allowances. The Company also must lower its nitrous oxide (NOx) emissions in Phase I. The Company spent approximately $19 million in 1993 and has included $46 million in its construction forecast for 1994 through 1997 to make combustion modifications at its fossil fired plants including the installation of low NOx burners at the Dunkirk and Huntley plants. With respect to Phase II, greater reductions will be required for both sulfur dioxide and NOx emissions. The Company has conducted studies on its fossil fired units to examine compliance options. Preliminary estimates for Phase II compliance anticipate approximately $124 million in capital costs and $21 million in annual expenses. The Company believes that these capital costs, as well as incremental annual operating and maintenance costs and fuel costs, will be recoverable from ratepayers.

          LIQUIDITY AND CAPITAL RESOURCES

               Cash flows to meet the Company's requirements for operating, investing and financing activities during the past three years are reported in the Consolidated Statements of Cash Flows.
               During 1993, the Company raised approximately $892 million from external sources, consisting of $635 million of First Mortgage Bonds, $116.7 million of common stock and a net increase of $140.3 million of short and intermediate term debt. The proceeds of the $635 million of First Mortgage Bonds were used to provide for the early redemption of approximately $602 million of higher coupon First Mortgage Bonds. The Company continues to investigate options to reduce its embedded cost of long-term debt by taking advantage of current lower interest rates.
               External financing of approximately $750 million is expected for 1994, of which approximately $545 million would be used for scheduled and optional refundings. This external financing is projected to consist of $425 million in long-term debt, $200 million from sales of common stock, $200 million of preferred stock and a $75 million decrease in short-term debt. Common stock sales at this amount will require shareholder approval to increase the Company's common shares authorized and are consistent with management's goal to improve the Company's capital structure. External financing plans for 1995 to 1998 are subject to periodic revision as underlying assumptions are changed to reflect developments; still, the Company currently anticipates external financing over this period will diminish in the aggregate to approximately $420 million. Substantially all financing is for refunding, as cash provided by operations is expected to continue to provide funds for the Company's construction program. The ultimate level of financing during this four year period will reflect, among other things, the Company's competitive positioning, uncertain energy demand due to economic conditions and capital expenditures relating to distribution and transmission load reliability projects, as well as expansion of the gas business. Environmental standards compliance costs, the effects of rate regulation and various regulatory initiatives, the level of internally generated funds and dividend payments, the availability and cost of capital and the ability of the Company to meet its interest and preferred stock dividend coverage requirements, to satisfy legal requirements and restrictions in governing instruments and to maintain an adequate credit rating also will impact the amount and type of future external financing.
               The Company has initiated a ten to fifteen year site investigation and remediation program that seeks a) to identify and remedy environmental contamination hazards in a proactive and cost-effective manner and b) to ensure financial participation by other responsible parties. The program involves sponsorship of investigation, remediation and selected research projects for 42 Company-owned waste sites and, where appropriate, participation in remedial action at 40 waste sites owned by others but where the Company is one of a number of potentially responsible parties
          (PRP).

               The Company has accrued a minimum liability of $240  million
          at   December  31,   1993   for  its   estimated  liability   for
          investigation  and  remediation  of  certain   Company-owned  and
          Company-associated hazardous waste sites, which represents the low end of a range of estimates developed from the Company's ongoing site investigation and remediation program. Of the $240 million accrued, $210 million relates to Company-owned sites and $30 million represents the Company's estimated cost contribution to sites with which it may be associated. The accrual of the Company's cost contribution for PRP sites is derived by estimating the total cost of clean-up of the sites and then applying a contribution factor to the estimated total cost. Total costs to investigate and remediate sites with which the Company is associated as a PRP are estimated to be approximately $590 million.
               The   Company  believes   that   costs   incurred   in   the
          investigation and remediation process are recoverable in the ratesetting process as currently in effect. (See Note 8 of Notes to Consolidated Financial Statements under "Environmental Contingencies"). Rate agreements since 1991 have included a recovery mechanism and an annual allowance for costs expected to be incurred for waste site investigation and remediation. The recovery mechanism provides that expenditures over or under the allowance be deferred for future rate consideration. The Company does not expect these costs to impact external financing, although any such impact is dependent upon the timing of expenditures and associated recovery.
               The  Company also  is  undertaking environmental  compliance audits at many of its facilities. These audits may result in additional expenditures for investigation and remediation that the Company cannot currently estimate.
               The  Nuclear Regulatory Commission  (NRC) issued regulations in 1988 requiring owners of nuclear power plants to place costs associated with decommissioning activities for contaminated portions of nuclear facilities into an external trust. Further, the NRC established guidelines for determining minimum amounts that must be available in the trust for these specified decommissioning activities at the time of decommissioning. Applying the NRC guidelines, the Company has estimated that the minimum requirements for Unit 1 and its share of Unit 2, respectively, will be $372 million and
          $169 million in 1993 dollars. The Company is seeking an increase in its rate allowance for Unit 1 and Unit 2 decommissioning in 1995 to reflect new NRC minimum requirements. Amounts collected for the NRC minimum are being placed in an external trust. (See
          Note 7 of Notes to Consolidated Financial Statements under "Nuclear Plant Decommissioning").
               The Company believes that traditionally available sources of financing should be sufficient to satisfy the Company's external financing needs during the period 1994 through 1998. As of

          December 31, 1993, the Company could issue an additional $1,899 million aggregate principal amount of First Mortgage Bonds. This includes approximately $921 million from retired bonds without regard to an interest coverage test and approximately $978 million supported by additional property currently certified and available, assuming an 8% interest rate, under the applicable tests set forth in the Company's mortgage trust indenture. The Company also has authorized unissued Preferred Stock totaling approximately $390 million and a total of $200 million of Preference Stock is currently authorized for sale. The Company will continue to explore and use, as appropriate, other methods of raising funds.
               Ordinarily, construction related short-term borrowings are refunded with long-term securities on a regular basis. This approach generally results in the Company showing a working capital deficit. Working capital deficits also may be temporarily created because of the seasonal nature of the Company's operations as well as timing differences between the collection of customer receivables and the payment of fuel and purchased power costs. However, the Company has sufficient borrowing capacity to fund such a deficit as necessary. Bank credit arrangements which, at December 31, 1993, totaled $461 million are used by the Company to enhance flexibility as to the type and timing of its long-term security sales.
               The Company's charter restricts the amount of unsecured indebtedness that may be incurred by the Company to 10% of consolidated capitalization plus $50 million. The Company has not reached this restrictive limit.
               The Company's securities ratings at December 31, 1993, were:


                                   Secured   Preferred   Commercial
                                   Debt      Stock        Paper

          Standard & Poors
          Corporation              BBB       BBB-         A-2
          Moody's Investors
          Service                  Baa2      baa3         P-2
          Duff & Phelps            BBB       BBB-         Not applicable
          Fitch Investors
          Service                  BBB       BBB-         Not applicable


               The security ratings set forth above are subject to revision and/or withdrawal at any time by the respective rating organizations and should not be considered a recommendation to buy, sell or hold securities of the Company.
               The Company's cost of financing and access to markets could be negatively affected by events outside its control. The Company's securities ratings could be negatively affected by, among other things, the continued growth in and its reliance on unregulated generator purchase power requirements. Rating agencies have expressed concern about the impact on Company financial indicators and risk that unregulated generator financial leveraging may have.
               On October 27, 1993, Standard & Poors Corporation (S&P) issued their revised electric utility financial ratio benchmarks. S&P has made its benchmarks more stringent to counter increasing business risk caused by accelerating competition in the electric power industry as well as environmental and nuclear operating cost pressure and slow earnings growth prospects. While the Company was not downgraded (currently rated BBB), S&P revised the Company's rating outlook from "stable" to "negative." Moody's Investors Service also has indicated that it expects utility bond ratings will come under increasing pressure over the next three to five years because of changes in the business environment. These assessments may increase the cost to issue new securities.
               S&P also observed that because of the more disparate business prospects for electric utilities, it was segregating companies into 37 groups based upon competitive position, business prospects and predictability of cash flows to withstand greater financial risks. The Company was included in the "Below Average," or lowest rated group in S&P's assessment of business position. While the Company has not been informed of the specific reasons for the classification, the Company's high cost structure, driven principally by required unregulated generator purchases, sunk costs of assets for serving customer load and operating taxes, may be viewed as a significant disadvantage, particularly if and to the extent that large portions of its business may be opened up to competition. S&P's views are shared by others who follow the Company and the electric utility industry. The Company is taking a number of steps to address this matter as stated elsewhere in this report.

          REPORT OF MANAGEMENT
          ____________________

          The consolidated financial statements of Niagara Mohawk Power Corporation and its subsidiaries were prepared by and are the
          responsibility  of management.   Financial  information contained
          elsewhere in this Annual Report is consistent with that in the financial statements.
               To  meet  its  responsibilities with  respect  to  financial information, management maintains and enforces a system of internal accounting controls, which is designed to provide reasonable assurance, on a cost effective basis, as to the integrity, objectivity and reliability of the financial records
          and  protection of  assets.   This system  includes communication
          through  written  policies  and  procedures,   an  organizational
          structure   that   provides    for   appropriate   division    of
          responsibility and  the training  of personnel.   This  system is
          also  tested  by  a  comprehensive internal  audit  program.   In
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          addition,  the Company has a Corporate Policy Register and a Code
          of  Business  Conduct which  supply  employees  with a  framework
          describing  and  defining  the   Company's  overall  approach  to
          business and requires all employees to maintain the highest level
          of  ethical  standards  as   well  as  requiring  all  management
          employees to formally affirm their compliance with the Code.
               The   financial  statements  have   been  audited  by  Price
          Waterhouse, the Company's  independent accountants, in accordance
          with  generally accepted  auditing  standards.   In planning  and
          performing their audit, Price Waterhouse considered the Company's
          internal   control  structure  in  order  to  determine  auditing
          procedures  for  the purpose  of  expressing  an opinion  on  the financial  statements,  and  not  to  provide  assurance  on  the
          internal  control structure.   The independent accountants' audit
          does not limit in any way management's responsibility for the fair presentation of the financial statements and all other information, whether audited or unaudited, in this Annual Report. The Audit Committee of the Board of Directors, consisting of five outside directors who are not employees, meets regularly with management, internal auditors and Price Waterhouse to review and discuss internal accounting controls, audit examinations and

          financial reporting matters.   Price Waterhouse and the Company's
          internal auditors have free access to meet individually with the Audit Committee at any time, without management being present.

          REPORT OF INDEPENDENT ACCOUNTANTS
          --------------------------------
          To the Stockholders and
          Board of Directors of
          Niagara Mohawk Power Corporation

               In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Niagara Mohawk Power Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
               As discussed in Notes 1 and 5 to the financial statements, the Company adopted the provisions of Statements of Financial Accounting Standards No. 109, Accounting for Income Taxes, and No. 106, Accounting for Postretirement Benefits Other Than Pensions, respectively, in 1993.
               As discussed in Note 8, the Company is a defendant in lawsuits relating to its actions with respect to certain purchased power contracts. Management is unable to predict whether the resolution of these matters will have a material effect on its financial position or results of operations. Accordingly, no provision for any liability that may result upon resolution of this uncertainty has been made in the accompanying 1993 financial statements.

          /s/ PRICE WATERHOUSE
          --------------------

          Syracuse, New York
          January 27, 1994
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